Exhibit 99.1

Hut 8 Mining Appoints Rick Rickertsen to Board of Directors

TORONTO, Dec. 9, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce the appointment of Rick Rickertsen to its Board of Directors, effective December 9, 2021.

Rick Rickertsen is a 30-year private equity professional with extensive board experience having served in numerous board committee leadership roles, and is a published author of two successful business books. Mr. Rickertsen is currently the Managing Partner of Pine Creek Partners, a private equity investment firm that specializes in partnering with management teams to acquire small companies. From January 1998 to January 2004, Mr. Rickertsen was the Chief Operating Officer as well as a partner at the private equity firm Thayer Capital Partners ("Thayer"), prior to assuming the role of Managing Partner. During Mr. Rickertsen's tenure at Thayer, he oversaw three investment funds totaling over US $1.4 billion.

Over the years, Mr. Rickertsen has spearheaded numerous investments and served as Chairman and Director of several companies, most notably SAGA systems, and has been a member of the Board of Directors of MicroStrategy, one of the first publicly traded companies to add Bitcoin to its treasury management strategy, since October 2002.

"We are thrilled to welcome Rick to the Board of Directors of Hut 8. Rick is not only a champion of Bitcoin, but is also an incredibly collaborative leader, thinker and strategist, who brings with him a tremendous depth of experience across a vast array of industries," said Jaime Leverton, Chief Executive Officer of Hut 8. "We are very excited to kick off 2022 with Rick on our team."

"It is a privilege to be asked to serve on the Board of Directors of Hut 8. Hut 8 is an incredibly exciting leader in the Bitcoin mining sector, with a tremendous management team and very strong board. I hope I can build on my MicroStrategy Bitcoin experience to help Hut 8 grow on many fronts," said Rick Rickertsen, Managing Partner of Pine Creek Partners.

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. With two sites located in energy rich Alberta and a third site in North Bay, Ontario Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "build on", "grow" or similar expressions and includes, among others, management's statements regarding expectations, projections, estimates or characterizations of future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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%SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 09-DEC-21